Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

FOR IMMEDIATE RELEASE

     NR 23-13

Silver North Closes Private Placement Tranche

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, BC, December 27, 2023 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) (“Silver North” or the “Company”) is pleased to report that it has closed the second and final tranche of the financing announced on August 29, 2023 and October 19, 2023.

For the two tranches, the Company raised a total of $1,000,000 including $540,000 from the sale of “Units” at $0.20 per Unit, and $460,000 from the sale of “Flow Through shares” at $0.20 per Flow Through Share for a total of 5,000,000 shares and 1,350,000 warrants issued.

Each $0.20 Unit is comprised of one common share and one half of a common share purchase warrant.  Each full common share purchase warrant entitles the holder to purchase one common share for $0.30 per common share for a period of three years from closing.  The common share purchase warrants are non-transferable.  All securities are subject to a four-month hold from the dates of closing.

Each Flow Through share was issued at $0.20 and the proceeds will be spent on Canadian Exploration Expenditures as defined in the Income Tax Act, Canada. The proceeds from the Units financing are to fund various activities including marketing of projects, corporate overhead costs and project generation.

A director and an officer of the Company purchased or acquired direction and control over a total of 370,000 Units and 60,000 Flow Through shares under the private placement. The placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

Finder’s fees of $24,640 in cash and 123,200 in finder’s warrants were paid to eligible parties. Each finder’s warrant entitles the holder to purchase one common share for $0.20 per common share for a period of three years from closing. All securities are subject to a four-month hold from the dates of closing.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project and the Tim silver project (under option to Coeur Mining, Inc.).  Silver North also holds gold and base metal projects in Yukon Territory, Colorado and Nevada and is actively seeking partners for them. Silver North also holds certain royalties on projects in North and South America.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG” and trades on the OTCQB market in the US under the symbol “TARSF”.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.